UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Extraordinary General Meeting of Members

     On January 13, 2012, CDC Software Corporation (the “Company”) received a letter (“Letter”) from its majority shareholder, CDC Software International
Corporation (“Software International”), a wholly-owned subsidiary of CDC
Corporation (“CDC”), requisitioning an Extraordinary General Meeting
(“Extraordinary General Meeting”) of the members of the Company.  A copy of the
Letter was attached as Exhibit 99.1 to the Company’s Current Report on Form 6-K
dated January 25, 2012.

     On February 2, 2012, the Board of Directors of the Company called the
Extraordinary General Meeting for March 12, 2012, at 11/F ING Tower, 308 Des
Voeux Road, Central Hong Kong, at 2:00 P.M. (Hong Kong time).

A copy of the Notice calling the Extraordinary General Meeting is attached hereto as Exhibit 99.1, and incorporated herein by reference.

Court Proceeding—Preliminary Injunction

     As previously disclosed, on October 4, 2011, CDC, the indirect majority shareholder of the Company, filed a voluntary petition under Chapter 11 of the
U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of
Georgia (the “Court”). This proceeding is still pending before the Court.

     On January 17, 2012, CDC filed a motion for a preliminary injunction, a copy of which was attached as Exhibit 99.2 to the Company’s Current Report on
Form 6-K dated January 25, 2012.

     A hearing before the Court on the motion for preliminary injunction was held on January 24, January 26 and February 1, 2012.

     On February 7, 2012, the Court entered a written order granting in part and denying in part the motion for preliminary injunction.  A copy of Court’s Order of February 7, 2012 is attached hereto as Exhibit 99.2, and incorporated herein by reference.

     The Company is considering its options with respect to an appeal of the
Court’s Order of February 7, 2012.

Proposed Sale of Indirect Interest in the Company by CDC

     On February 1, 2012, CDC and Software International entered into a Share
Purchase Agreement (as amended, the “SPA”) with Archipelago Holdings (the
“Buyer”), an affiliate of Vista Equity Holdings, for the sale of CDC’s indirect shareholdings in the Company.

     The purchase price under the SPA for CDC’s shareholdings of the Company is
$10.50 per share, in cash, or approximately $249,788,301 in cash.  The SPA also provides that the Buyer shall, no later than twenty (20) Business Days from the
Closing Date, initiate the acquisition of shares of the Company held by Persons other than Software International at a price, payable in cash, no less than
$10.50 per share.

     The purchase and sale of the shares under the SPA are subject to solicitation of higher and otherwise better offers pursuant to bidding procedures (the “Bidding Procedures”) to be approved by, and an auction and sale process to be conducted under the supervision of, the Court.  CDC has filed a motion seeking approval of the Bidding Procedures and a hearing on the Bidding
Procedures motion is scheduled on February 16, 2012.

     The SPA also contemplates that all amounts due to or from CDC or Software
International on the one hand and any of the CDC Software Companies on the other
hand (“Intercompany Obligations”) will be terminated as of the Closing.   As of
September 30, 2011, the amount of the Intercompany Obligations was approximately
$39,089,000.

     A copy of the SPA and the first amendment thereto are attached as Exhibit
99.3 and Exhibit 99.4, respectively, to CDC’s Current Report on Form 6-K dated
February 7, 2012, and are incorporated herein by reference.

Court Proceeding—Competing Plans of Reorganization

     At the conclusion of the Court’s hearing on the motion for preliminary injunction on February 1, 2012, and as reflected in the Court’s Order of
February 7, 2012 attached hereto as Exhibit 99.2, the Court ruled that CDC
Software, and any other bona fide and/or reasonably legitimate third party that wishes to do so, may develop and propose before the Court by March 1, 2012 an alternative plan of reorganization for adoption in CDC’s bankruptcy case (a
“Competing Plan”).

     Each Competing Plan so filed by March 1, 2012 for which disclosure statements are approved by the Court (the disclosure statement hearing is currently set for March 20, 2012) will compete with CDC’s planned sale of the shares pursuant to the SPA, and with each other Competing Plan so filed by any other party in interest and so approved by the Court.

     As currently contemplated by the Court, CDC’s planned sale of the shares pursuant to the SPA, and each Competing Plan timely filed by CDC Software or any third party for which disclosure statements are approved by the Court, will ultimately be submitted under Court supervision to a vote of the shareholders of
CDC.

     Thereafter, the Court will conduct a confirmation hearing (currently scheduled for April 26, 2012), to review and consider the results of the CDC shareholder vote with respect to each of the Competing Plans, as well as a motion to approve the sale of CDC’s indirect ownership interest in CDC Software, pursuant to the SPA or otherwise.  At that hearing the Court will determine which proposal, if any, will be adopted and implemented.  No assurance can be given that any proposed transaction, including the SPA or any Competing Plan, will ultimately be approved by the Court.

Court Proceeding—Scheduling

     As currently contemplated by the Court, the schedule for CDC’s bankruptcy case is as follows:

     February 16, 2012 – Hearing to approve Bidding Procedures;

     March 1, 2012 – Deadline for filing of Competing Plans;

     March 20, 2012 – Hearing set for consideration and approval by the Court of disclosure statements relating to any plans of reorganization or liquidation, including any Competing Plans, filed on or before March 1, 2012; and

     April 26, 2012 – Hearing to consider confirmation of any plans of reorganization or liquidation, including any a Competing Plan, and/or the sale of CDC’s  indirect interests in CDC Software pursuant to the SPA or an otherwise higher and better offer.

      These dates represent the currently contemplated timeline of CDC’s bankruptcy proceeding as reflected in the Court’s verbal order of February 1,
2012 made at the conclusion of the Court’s hearings on CDC’s motion for a preliminary injunction. This schedule may be subject to change.  The Company anticipates that the Court will issue a formal scheduling order in the near future.

Forward-looking Statements

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  These
forward-looking statements include statements regarding:  (i) statements preceded by, followed by or that include the words “may,” “could,” “should,”
“would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,”
“projects,” “outlook,” or similar expressions; (ii) [add]; and (iii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control.
These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances.  If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the
Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein.  All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K.  The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.     Description of Exhibits

99.1            Notice of Extraordinary General Meeting of Members

99.2            Court Order of the Honorable Paul W. Bonapfel dated February 7,
                2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: February 8, 2012	By:	Wong Chung Kiu
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Members
99.2	Court Order of the Honorable Paul W. Bonapfel dated February 7, 2012